UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42005

ZOOZ Strategy Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Strategy Ltd. (the “Company”) is hereby providing notice to its shareholders of an upcoming annual general meeting of shareholders of the Company. On or about November 4, 2026, the Company intends to commence distributing copies of its proxy statement to its shareholders and to mail to its shareholders of record a proxy statement for an annual general meeting of shareholders of the Company to be held on Wednesday, December 9, 2026, at 4:00 PM (Israel time), at the Company’s offices at 4B Hamelacha St., Lod, Israel.

A copy of the notice of the annual general meeting of shareholders of the Company, the proxy statement and the proxy card are attached to this Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively.

This report on Form 6-K, including its exhibits, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8, File Nos. 333-280741 and 333-298661, and into the Company’s Registration Statements on Form F-3, File Nos. 333-288280, 333-288916, 333-289655, 333-290571 and 333-290638.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Notice of Annual General Meeting of Shareholders of ZOOZ Strategy Ltd.
Exhibit 99.2	Proxy Statement
Exhibit 99.3	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOZ Strategy Ltd.

Date: November 4, 2026	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors